UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

YuMe, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98872B104
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[- ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,792,692

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,792,692

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,792,692

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.23%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,792,692

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

1,792,692

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,792,692

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.23%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	98872B104

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 (the "Common Stock"), of YuMe, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1204 Middlefield Road, Redwood City, CA, 94063.

Item 2.	Identity and Background.

(a)-(c)
This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds, and (ii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor.  The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $6,040,271.  The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On September 14, the Issuer (the "Company") disclosed that it had received an indication of interest from its second largest shareholder, AVI Partners, LLC, ("AVI") regarding a conditional offer to acquire all of the outstanding shares of the Issuer at a purchase price in the range of $4.52 to $5.22 per share.  In response to this, the Issuer reported that the Company's Board of Directors ("Board") had established a special committee of independent directors to assist in the consideration of this offer.

Edenbrook Capital, LLC ("Edenbrook" or "the Reporting Persons"), having previously asked for the formation of such a committee in an amended 13D on June 28, 2016, now ask that the committee run a full and fair process to surface other potential buyers as we believe AVI's offer dramatically undervalues the Company.  As value investors ourselves, Edenbrook understands AVI's opportunistic attempt to take advantage of a depressed valuation in a beaten down sector.  But as the Company has demonstrated that it is in the early stages of meaningful profitability enhancement, the Reporting Persons believe that an offer in this range does not appropriately reflect the value that the Company is creating and does not deliver fair value to all shareholders.

When the Reporting Persons filed an initial 13D on February 12, 2016, we outlined a series of steps that we believed the Issuer should undertake in the interests of creating more long-term value for all shareholders.  These steps included showing a path to higher levels of profitability, which we estimated could conservatively yield an incremental $15 million in profitability.  Since then, the Company has delivered several quarters of higher year-over-year profitability and indicated during a management presentation at the Citi Global Technology Conference last week (September 8th) that the Company was tracking towards $11 million in year-over-year EBITDA improvement through the first three quarters of 2016, with the historically most profitable fourth quarter still to come.  At the same conference, management of the Issuer also indicated that the Company was ahead of its original guidance on programmatic platform and managed service revenue for 2016.  Further, in its Citi presentation, management provided longer term examples for even higher levels of growth-enabled profitability that could result in another $15 million of EBITDA being generated in the medium term.  As such, we believe that the Company could be quarters away from a model that can deliver $20-25 million in EBITDA, and $30 million or more in the medium term.

In Edenbrook's initial 13D, and in the amended 13D filed by Edenbrook on April 29, 2016, we discussed the opportunity for the Company to achieve sales and marketing efficiencies in international markets, and to improve the Company's go-to-market and salesforce execution through increased emphasis on the larger clients and prospects.  We believe we have seen evidence that these efforts are bearing fruit, as demonstrated by the following: 1) sales and marketing expenses as a percentage of revenue continue to decline; 2) in the most recently reported second quarter on August 9, 2016, revenue from the top 20 customers increased 24% year-over-year; and 3) the Company's strategic decision, disclosed on that second quarter call, that the Company would focus its European operations on the three markets that hold the most promise for larger, more profitable business.  We believe that the investment community placed too much emphasis on the modest revenue guidance reductions that resulted from shutting unprofitable operations, and too little on emphasis on the sustained improvements in Company profitability that are likely to result.  We applaud the Company's shift towards focusing on profitable growth.

While it has taken some time to optimize the operational expense structure, and while we believe that process is not yet at completion, the Company has maintained strong, and recently expanding, gross margins.  We believe that the strong gross margins and improvement in customer metrics amongst the largest brand advertisers best exemplify the importance of the Company's product offering to customers.

Ultimately, we believe that Company's book of business amongst top customers, strong gross margins, unique product offering and proprietary data capture make the Company potentially more valuable to a strategic buyer, as compared to a depressed offer made by a financial buyer.  However, even on a financial basis, we believe this deal represents too low a price.  Recently ad tech company Sizmek (SZMK), which has gross margins that are several hundred basis points lower than the Company's, received a takeout offer from a financial buyer that was valued at 9x EBITDA.  If the Company can reasonably achieve the $20-30 million of EBITDA identified above, then at that same valuation, the Company would be worth approximately $7.15-9.80 per share, before giving credit to any cash generated (and we believe the Company will be cash generative on an annual basis going forward). That price range is 46-101% above the midpoint of AVI's offer, and Edenbrook further believes that a strategic buyer could reasonably pay more than a financial buyer.  Given this discrepancy, we urge the Board and the special committee to engage in a full and fair process that equitably rewards all shareholders for the value being created.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons continually evaluate their investment in the Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Other than the above, The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 1,792,692 shares of Common Stock, constituting 5.23% of the shares of Common Stock, based upon 34,257,068 shares of Common Stock outstanding as of July 29, 2016, as set forth in the Quarterly Report on 10-Q for the quarter ended June 30, 2016 filed by the Issuer on August 9, 2016.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,792,692 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,792,692 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,792,692 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,792,692 shares of Common Stock.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2016
(Date)

Edenbrook Capital, LLC By: /s/ Jonathan Brolin Jonathan Brolin, Managing Member Jonathan Brolin /s/ Jonathan Brolin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated September 14, 2016, relating to the Common Stock, par value $0.001 of YuMe, Inc. shall be filed on behalf of the undersigned.

September 14, 2016
-----------------------
(Date)

Edenbrook Capital, LLC
By:  /s/ Jonathan Brolin
       Jonathan Brolin, Managing Member

Jonathan Brolin
    /s/ Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price per Share
07/21/16	Common Stock	1,405		3.42
07/22/16	Common Stock	45		3.42
07/26/16	Common Stock	292		3.42
07/27/16	Common Stock	341		3.42
08/12/16	Common Stock	2,000		3.3675
08/12/16	Common Stock	10,417		3.378
09/1/16	Common Stock	4,000		3.29
9/12/16	Common Stock	5,672		3.37

SK 27438 0001 7259377